                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        American Shared Hospital Service
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    02959510
                                 (CUSIP Number)

                            Christine A. Nixon, Esq.
                               1 SunAmerica Center
                           Los Angeles, CA 90067-6022
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 23, 1996
                          (Date of Event Which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which his the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box - - -.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 7 pages

                                  SCHEDULE 13D
CUSIP NO. 029595105

1.      NAME OF PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SunAmerica Life Insurance Company (formerly known as Sun Life
        Insurance Company of America)
        52-0502540
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or (a)                                        [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Arizona
--------------------------------------------------------------------------------
7.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
        SOLE VOTING POWER
        246,873 shares of Common Stock (includes 57,814 shares issuable upon the conversion of warrants)
--------------------------------------------------------------------------------
8.      SHARED VOTING POWER
--------------------------------------------------------------------------------
9.      SOLE DISPOSITIVE POWER
        246,873 shares of Common Stock (includes 57,814 shares issuable upon the conversion of warrants)
--------------------------------------------------------------------------------
10.     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        246,873 shares of Common Stock (includes 57,814 shares issuable upon the conversion of warrants)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.00%
--------------------------------------------------------------------------------
14.     TYPE OF PERSON
        IC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 7 pages

                                  SCHEDULE 13D
CUSIP NO. 029595105

1.      NAME OF PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Anchor National Life Insurance Company
        86-0198983
-------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.      SEC USE ONLY
-------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or (a)                                       [ ]
-------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Arizona
-------------------------------------------------------------------------------
7.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
        SOLE VOTING POWER
        94,419 shares of Common Stock (includes 84,766 shares issuable upon the conversion of warrants)
-------------------------------------------------------------------------------
8.      SHARED VOTING POWER
-------------------------------------------------------------------------------
9.      SOLE DISPOSITIVE POWER
        94,419 shares of Common Stock (includes 84,766 shares issuable upon the conversion of warrants)
-------------------------------------------------------------------------------
10.     SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        94,419 shares of Common Stock (includes 84,766 shares issuable upon the conversion of warrants)
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                              [ ]
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.91%
-------------------------------------------------------------------------------
14.     TYPE OF PERSON
        IC
-------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 pages

                                  SCHEDULE 13D
CUSIP NO. 029595105

1.      NAME OF PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SunAmerica Inc.
        86-0176061
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or (a)                                        [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Maryland
--------------------------------------------------------------------------------
7.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
        SOLE VOTING POWER
        124,666 shares of Common Stock (includes 26,684 shares issuable upon the conversion of warrants)
--------------------------------------------------------------------------------
8.      SHARED VOTING POWER
--------------------------------------------------------------------------------
9.      SOLE DISPOSITIVE POWER
        124,666 shares of Common Stock (includes 26,684 shares issuable upon the conversion of warrants)
--------------------------------------------------------------------------------
10.     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        124,666 shares of Common Stock (includes 26,684 shares issuable upon the conversion of warrants)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.52%
--------------------------------------------------------------------------------
14.     TYPE OF PERSON
        HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page 5 of 7 pages

                        STATEMENT PURSUANT TO RULE 13d-1
                      OF THE GENERAL RULES AND REGULATIONS
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

       SunAmerica Life Insurance Company (formerly known as Sun Life Insurance Company of America) ("SunAmerica Life"), Anchor National Life Insurance Company ("Anchor") and SunAmerica Inc. ("SunAmerica") (SunAmerica Life, Anchor and SunAmerica shall sometimes be collectively referred to herein as the "Reporting Persons") by this Amendment No.3 hereby supplement and amend the Statement to
Schedule 13D dated May 17, 1995, as amended by Amendment No. 1 dated November 22, 1995, as amended by Amendment No. 2 dated March 11, 1996 (as so amended to date, the "Schedule 13D").

Item 4.        Purpose of Transaction

               The securities to which this statement relates were acquired and are held for investment purposes. This Amendment relates to dispositions of shares of common stock of Issuer at various times, which sales of shares are described under Item 5(c) of this Amendment.

Item 5.        Interest in the Securities of the Issuer

               The information set forth below amends Items 5(a) and 5(c) as reported under Schedule 13D, Amendment No. 2, filed on March 11, 1996:

               (a) SunAmerica beneficially owns 124,666 shares of the Common Stock (including 26,684 Warrants) or 2.52% of the Common Stock outstanding. SunAmerica Life beneficially owns 246,873 shares of Common Stock (including 57,814 Warrants) or 5.00% of the Common Stock outstanding. Anchor beneficially owns 94,419 shares of Common Stock (including 84,766 Warrants) or 1.91% of the Common Stock outstanding. The Reporting Persons beneficially own, in the aggregate, 465,958 shares of the Common Stock (including 169,264 Warrants) or 9.43% of the Common Stock outstanding. The separate and aggregate percentages of beneficial ownership of the Reporting Persons were based on 4,769,384 outstanding shares of Common Stock as of April 30, 1998 (which excludes immediately exercisable Warrants giving the Reporting Persons the right to acquire, in aggregate, up to an additional 169,264 Common Stock).

        (b) The number of shares of the Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or share power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by this reference.

                                                          Page 6 of 7 pages

        Item 5(c) of Schedule 13D, Amendment No. 2 is hereby amended and restated in its entirety as follows:

        5(c) The following sales of Common Stock were completed by SunAmerica, SunAmerica Life and Anchor on the dates listed below:

======================================================================================
1) IDENTITY OF PERSON        (2) DATE OF   (3) AMOUNT OF  (4) PRICE OR       (5) MANNER
COVERED BY ITEM 5(C)         TRANSACTION       SECURITIES     UNIT PER SHARE     OF SALE
WHO EFFECTED THE TRANSACTION                   INVOLVED
======================================================================================
Anchor                        8-26-96        2,000            1.440       Broker-Dealer
Anchor                        9-04-96        2,900            1.461       Broker-Dealer
Anchor                        9-18-96          200            1.480       Broker-Dealer
Anchor                        9-20-96        1,300            1.480       Broker-Dealer
Anchor                        9-23-96        1,000            1.480       Broker-Dealer
Anchor                       10-91-96        4,600            1.480       Broker-Dealer
Anchor                       10-07-96        1,000            1.480       Broker-Dealer
Anchor                       10-10-96        1,800            1.480       Broker-Dealer
Anchor                       10-11-96        3,100            1.480       Broker-Dealer
Anchor                       10-14-96        1,400            1.480       Broker-Dealer
Anchor                       11-04-96          300            1.480       Broker-Dealer
Anchor                       11-06-96        4,200            1.480       Broker-Dealer
Anchor                       11-14-96        3,200            1.480       Broker-Dealer
Anchor                       11-27-96        1,000            1.480       Broker-Dealer
Anchor                       12-06-96       22,000            1.480       Broker-Dealer
Anchor                       12-12-96       44,000            1.925       Broker-Dealer
Anchor                       12-27-96          300            1.917       Broker-Dealer
Anchor                       12-30-96        5,300            1.917       Broker-Dealer
Anchor                        9-04-97       15,000            1.782       Broker-Dealer
Anchor                        9-05-97       10,000            1.783       Broker-Dealer
Anchor                       10-05-97       10,000            1.782       Broker-Dealer
Anchor                       10-28-97       52,000            1.785       Broker-Dealer
Anchor                       10-29-97        5,800            1.845       Broker-Dealer
Anchor                       10-31-97        5,000            1.782       Broker-Dealer
Anchor                       11-03-97       20,000            1.780       Broker-Dealer
Anchor                       11-10-97       24,700            1.905       Broker-Dealer
Anchor                       11-12-97        4,500            1.845       Broker-Dealer
Anchor                       12-29-97       10,991            1.750       Broker-Dealer
Anchor                       12-29-97        9,009            1.750       Broker-Dealer
Anchor                        3-12-98       20,800            1.970       Broker-Dealer
Anchor                        3-23-98        2,200            1.625       Broker-Dealer
Anchor                        3-24-98       23,200            1.625       Broker-Dealer
Anchor                        3-25-98        3,200            1.625       Broker-Dealer
Anchor                        3-25-98        6,400            1.595       Broker-Dealer
SunAmerica Life               4-13-98        2,100            1.782       Broker-Dealer
SunAmerica Life               4-14-98        1,000            1.845       Broker-Dealer
SunAmerica Life               4-15-98        2,500            1.812       Broker-Dealer
SunAmerica                    4-17-98        3,400            1.782       Broker-Dealer
SunAmerica Life               5-07-98        2,200            1.750       Broker-Dealer
SunAmerica Life               5-11-98       10,000            1.750       Broker-Dealer
SunAmerica Life               5-14-98        3,000            1.750       Broker-Dealer
SunAmerica Life               5-28-98        9,800            1.375       Broker-Dealer


       (d) The Reporting Persons have the sole right to receive dividends from, or the proceeds from the sale of, the securities reported hereon.

       (e) Not applicable.


                                                          Page 7 of 7 pages

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and the parties listed below have entered a Joint Filing Agreement pursuant to Rule 13d-1(f)(1).


Dated: June 23, 1998

                                 SUNAMERICA LIFE INSURANCE COMPANY

                                  /s/  JAY S. WINTROB
                                 ==============================================
                                 Jay S. Wintrob
                                 Executive Vice President



                                 SUNAMERICA INC.



                                  /s/  JAY S. WINTROB
                                 ==============================================
                                 Jay S. Wintrob
                                 Vice Chairman


                                 ANCHOR NATIONAL LIFE INSURANCE COMPANY



                                  /s/  JAY S. WINTROB
                                 ==============================================
                                 Jay S. Wintrob
                                 Executive Vice President